MOL Plc.
Finance

RECEIVED
2008 MAY -5 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

22nd April, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

08002336

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 12 2008
THOMSON REUTERS

Richárd Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ **MOL Plc.**

INVESTOR NEWS

22 April 2008

According to MOL's opinion RiskMetrics/ISS Proxy Alert publication is able to mislead investors

As explained in the attached letter from MOL's legal counsel to RiskMetrics/ISS ("RiskMetrics"), MOL disputes the purported factual bases for a number of RiskMetrics' voting recommendations contained in RiskMetrics' Proxy Alert relating to MOL's April 23, 2008 AGM. MOL is particularly concerned that a number of the factual errors relate to OMV's overtures regarding a potential takeover of MOL and is further concerned that OMV is now citing and widely circulating the RiskMetrics Proxy Alert in support of OMV's position , since its content is able to mislead investors.

MOL's requests that RiskMetrics correct the errors in its Proxy Alert have already resulted in a reissue of the Alert on April 10 with several corrections, however, further modifications were requested by MOL on April 19. .

MOL believes that RiskMetrics' analysis with its current content is biased toward OMV and inconsistent with RiskMetrics's fiduciary obligations to its clients and the provision of independent and objective analysis that MOL shareholders deserve.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

INVESTOR NEWS

23 April 2008

Sharesholders notification

MOL Plc. hereby informs capital market participants, that BNP Paribas SA (registered office: 16 Boulevard des Italiens, Paris, 75009, France) and BNP Paribas Arbitas S.N.C. (registered office: 8 rue de Sofia, Paris, 75018, France) the company has received the following shareholders notification.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

MOL Magyar Olaj és Gázipari Nyilvánosan Működő Részvénytársaság /
MOL Hungarian Oil and Gas Public Limited Company
Benke Richárd Befektetői Kapcsolatok Igazgató részére
Richárd Benke, Investor Relations Director
Budapest
Október huszonharmadika u. 18
1117

Tisztelt Uram!

A BNP Paribas SA (székhely: 16 Boulevard des Italiens, Paris, 75009, France; cégjegyzékszám: 662042449) ("BNP") 2005. december 27-én bejelentette, hogy a MOL Magyar Olaj és Gázipari Nyilvánosan Működő Részvénytársaságban (székhely: 1117 Budapest, Október huszonharmadika u. 18.; cégjegyzékszám: 01-10-041683) ("MOL") 7.561.680 darab "A" sorozatú törzsrészvénnyel rendelkezik. A BNP bejelentést követően további MOL részvényeket vásárolt, illetve értékesített. A MOL-nak amerikai típusú vételi joga, míg a BNP-nek európai típusú eladási joga van a BNP közvetlen vagy közvetett tulajdonában álló MOL részvények tekintetében. A BNP részvénytranzakciói, beleértve az opciós jogok alapítását, illetve az opciós jogok meghosszabbításai a vonatkozó jogszabályoknak megfelelően kerültek bejelentésre a BNP vagy a MOL által.

A korábbi bejelentések kiegészítéseként a BNP bejelenti, hogy a MOL részvények megszerzését követően haladéktalanul átruházta a MOL részvények tulajdonjogát a BNP Paribas Arbitrage S.N.C-re (székhely: 8 rue de Sofia, Paris, 75018, France; cégjegyzékszám: 394895833) ("BNP Arbitrage") A BNP Arbitrage közvetlen tulajdonában jelenleg 7.694.725 darab "A" sorozatú törzsrészvény található. A 7.694.725 „A" sorozatú MOL törzsrészvény 7,03%-os szavazati jogot biztosít, mely úgy került kiszámításra, hogy

Dear Sir,

BNP Paribas SA (registered office: 16 Boulevard des Italiens, Paris, 75009, France; registration number: 662042449) ("BNP") announced on December 27, 2005 that it has 7,561,680 "A" series of ordinary shares issued by MOL Hungarian Oil and Gas Public Limited Company (registered office: 1117 Budapest, Október huszonharmadika u. 18; registration number: 01-10-041683) ("MOL"). BNP purchased and sold additional MOL shares following this announcement. MOL has an American call option and BNP has a European put option on all MOL shares held directly or indirectly by BNP. The share transactions of BNP, including the granting of the option rights and the extension of the option period was either reported by BNP or MOL to the extent required by the applicable law.

Supplementing its previous notices, BNP announces that immediately following the acquisitions of the MOL shares, BNP transferred the ownership of all of its MOL shares to BNP Paribas Arbitrage S.N.C. (registered office: 8 rue de Sofia, Paris, 75018, France; registration number: 394895833) ("BNP Arbitrage"). BNP Arbitrage currently owns 7,694,725 "A" series of ordinary shares issued by MOL. The 7,694,725 pieces of "A" series MOL ordinary shares shall provide 7.03% voting rights, which percentage was calculated in a

az összes szavazat számként 109,493,824 db szavazat került figyelembevételre a MOL 2008. március 31-i közleménye alapján. A BNP Arbitrage jegyzett tőkéjének 99,99 %-a a BNP, míg a 0,01 % a BNP 100%-os tulajdonában álló Antin Participation 5 (székhely: 1, Boulevard Haussmann, Paris, France; cégjegyzékszám: 433891678), tulajdonában áll. Ezért a BNP közvetett szavazati jogának mértéke megegyezik a BNP Arbitrage közvetlen szavazati jogának a mértékével.

way that 109,493,824 was considered as the total number of votes based on MOL's announcement published on March 31, 2008. BNP holds 99.99% of the registered capital of BNP Arbitrage and Antin Participation 5 (registered office: 1, Boulevard Haussmann, Paris, France; registration number: 433891678), a wholly owned subsidiary of BNP, which holds 0.01% of the registered capital of BNP Arbitrage. Therefore, BNP's indirect voting rights equal the direct voting rights of BNP Arbitrage.

Kelt / Place and date: Budapest, 2008. április 22. / Budapest, April 22, 2008

a BNP Paribas SA és a BNP Paribas Arbitrage S.N.C. nevében /
on behalf of BNP Paribas SA and BNP Paribas Arbitrage S.N.C.

END